UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015, 333-163355 and 333- 185681) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to this Form 6-K and incorporated by reference herein is the Registrant’s immediate report dated January 28, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Matt Bell
Matt Bell
President and Chief Executive Officer

Dated: January 28, 2013

BluePhoenix and Police Mutual Team Up To Improve Services for Police Families

Herzlia, Israel – January 25, 2013- BluePhoenix (www.bphx.com) (NASDAQ: BPHX), the global leader in legacy language and database translation, announced the completion of a project that will begin to help over 200,000 police officers receive savings, investments and insurance services quicker.

Police Mutual Assurance Society (PMAS), founded in 1922, offers financial help, an advice service, and a range of exclusive products designed especially for the members of the UK Police services and their families.  The company provides prompt, reliable service while leveraging people and technology to best understand the needs of police officers and their families.

PMAS was using a DEC-Alpha (Open VMS) environment to handle critical customer information and share data between different financial platforms.  This environment and its surrounding systems became increasingly difficult to support and often lacked the ability to integrate modern systems used to gain insight from customer data.

BluePhoenix technology and services were used to migrate the legacy language and database from Natural/ADABAS to a new environment leveraging Microsoft SQL Server Enterprise, Windows Server, Visual Studio and Hyper-V.

David Loughenbury, CIO of Police Mutual, acknowledged the business benefits of moving to the new platform.  “The old platform required significant manual work to export data and had no rules or intelligence for automation.  The new platform allows us to process and share data between business groups quicker with less risk.  This project is the first phase of modernizing our overall infrastructure, reducing operating costs and adding integration with products like Microsoft Dynamics CRM.  Now, our services and marketing teams can leverage data to do what we do best- know our customers and their needs.”

The year-long project translating over 1 million lines of Natural and Adabas data was not without its challenges.  “The DEC-Alpha environment came with issues like file versioning and dynamically submitted Natural code for the DCL.  Luckily, the source environment is ASCII like Windows so we were able to minimize codepage challenges”, says John Regan, VP of Delivery at BluePhoenix.

Adds Loughenbury, “We knew there would be some difficulty with the legacy environment, but we selected BluePhoenix because of their significant experience, proven tools and on-shore support.  BluePhoenix has worked closely and reliably with our teams from the inception of the project through the sizing and planning, right through to the delivery.  The project has been completed within timescale and budget and this enables us to move onto the next stage of our IT strategy.  The services provided by BluePhoenix really accelerated the migration timeframe and de-risked delivery.”

“PMAS is undertaking a project of great scale,” says Matt Bell, CEO of BluePhoenix.  “We were happy to work with their team and help reduce the risk around delivery of these services.”

About BluePhoenix Solutions

BluePhoenix Solutions Ltd. (NASDAQ: BPHX) is the leading provider of legacy language and database translation. The BluePhoenix portfolio includes a comprehensive suite of tools and services for automated database and application migration. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to minimize risk and provide a clear path from legacy platforms like COBOL, Natural/Adabas and others to modern solutions like SQL, DB2, Java and more.  BluePhoenix customers come from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail.  BluePhoenix has 6 offices in the USA, UK, Italy, Romania, and Israel.

About BluePhoenix Solutions

BluePhoenix Solutions Ltd. (NASDAQ: BPHX) is the leading provider of legacy IT modernization conversion solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. BluePhoenix has 6 offices in the USA, UK, Italy, Romania and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects," “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the effects of the global economic and financial trends; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Gigi Markowitz
www.bphx.com
BluePhoenix Solutions
+972-9-9526110
GMarkowitz@bphx.com